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VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: David L. Orlic

Re:	GenTek Inc. Schedules TO-C Filed on September 28, 2009 File No. 005-56261
Dear Mr. Orlic:
     This letter is being submitted on behalf of our client GenTek Inc. (the “Company”) in response to the comment letter dated September 29, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”), addressed to Mr. William E. Redmond, Jr., President and Chief Executive Officer of the Company. This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.
General
1.	You have made your filings under the header tag SC TO-C, applicable to a bidder in a third party tender offer, instead of SC14D9C, applicable to a subject company. Please advise, or refile your pre-commencement communications using the correct header tag and under the cover page of Schedule 14D-9. Refer to Rule 14d-9(a)(2).

Response:

The Company notes the staff’s comment. Please see the Schedule 14D-9 filed by the Company on October 2, 2009.

October 2, 2009

2.	The press release included as an exhibit to your filings contains a recommendation by the board of directors with respect to the proposed tender offer. Rule 14d-9(d) provides that any recommendation with respect to a tender offer must include the information required by Schedule 14D-9, including the reasons for the recommendation, or a fair and adequate summary thereof. Please advise or revise.

Response:

The Company notes the staff’s comment and respectfully submits that the referenced language in the press release was not a recommendation by the Company’s Board of Directors, but rather a general statement of the Board’s intent to subsequently make a formal recommendation as provided in the merger agreement. Please see the Schedule 14D-9 filed by the Company on October 2, 2009, which contains the Board’s formal recommendation and the requisite disclosure required by Schedule 14D-9.

3.	You have included disclosure in your filing indicating that the filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those sections are inapplicable to statements made in connection with a tender offer. Please confirm that you will refrain from making further such statements in future filings relating to the tender offer.

Response:

The Company notes the staff’s comment and advises the staff that it will refrain from making further such statements in future filings relating to the tender offer.

4.	We note your statement that the merger agreement “is not intended to provide any other factual information about GenTek, Purchaser or Parent, [or] their respective businesses” We also note your statement that the representations and warranties were made “solely for the benefit of” the parties to the agreement. Please revise to remove any potential implication that the merger agreement does not constitute public disclosure under federal securities law. We would not object if you revised this language to state that the merger agreement is not intended to change or supplement the disclosures in your public reports filed with the SEC, but rather is intended to govern the contractual rights and relationships, and to allocate risks, between the parties to the agreement.

Response:

The Company notes the staff’s comment and advises the staff that it has revised the referenced disclosure as requested. Please see the Form 8-K/A filed by the Company on October 2, 2009.

October 2, 2009

* * * * *
     In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2275 or Marc Granger at (202) 637-2272.

Very truly yours,
/s/ William P. O’Neill
William P. O’Neill
of LATHAM & WATKINS LLP

cc (via fax):	William E. Redmond, Jr., President and Chief Executive Officer GenTek Inc. Marc A. Granger Latham & Watkins LLP